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CareerGenie

Invest in CareerGenie: Using AI and data to help you land your dream job!
Using AI and data to help you land your dream job!
wefunder.com

Hey everyone!
I'm excited to give you an update about what I've been building over the last year.

Millions every year face a job search process that's often demotivating and disconnected. So our team (mostly IE alumni) set out to create a skills-based mobile app making career prep more intuitive and engaging. Think Duolingo for advancing your career.

We use a gamified career journey powered by AI and linked with live job market data to guide early talent to their dream jobs.

Our beta users and pilot universities love our approach and we're now looking for support from our community to take CareerGenie to market. We just launched a WeFunder campaign for friends/family where you can check out our pitch: https://wefunder.com/careergenie

On Friday, our lead investor (our very own @Alejandro Torres Pérez) and I are hosting a live pitch followed by Q&A. If you're interested in joining, you'll find the registration link on WeFunder > Updates.

Sharing with your network or getting involved would mean a lot in supporting our mission.

Thank you!

Important legal disclosures:
https://help.wefunder.com/testing-the-waters-legal-disclosure

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